UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of August 2024

Commission File Number: 001-41084

NeuroSense Therapeutics Ltd.

(Translation of registrant’s name into English)

11 HaMenofim Street, Building B
Herzliya 4672562 Israel
+972-9-9531142
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

NeuroSense Therapeutics Ltd. (the Company) hereby reports that it is currently in advanced discussions with several multi-billion-dollar pharmaceutical companies regarding a potential strategic partnership for the development and commercialization of its lead drug candidate, PrimeC, for the treatment of Amyotrophic Lateral Sclerosis (ALS).

These discussions, based on non-binding terms, indicate the potential for substantial financial benefits to NeuroSense, including upfront payments, milestone payments and royalty payments as part of an agreement. NeuroSense anticipates receiving terms from these discussions in Q4 2024; however, there can be no assurance that terms will be finalized with any of the pharmaceutical companies, the timing, what would be the final terms, if any, or that a definitive agreement will be reached.

PrimeC, a combination drug designed to target multiple mechanisms involved in the progression of ALS, has shown promising results in clinical trials.

This Report on Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-262480) and Form F-3 (File No. 333-269306 and 333-260338), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

This Report on Form 6-K contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this Report on Form 6-K are forward-looking statements including, without limitation, as to reaching reaching an agreement with a large pharmaceutical company with respect to a strategic partnership for the development and commercialization of PrimeC and the timing of such agreement. Forward-looking statements contained in this Report on Form 6-K may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. The future events and trends may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward looking statements. These risks include the risk that no such agreement will be reached, a delay in signing of any such agreement, that the terms of any such agreement will not be as beneficial as currently contemplated, unexpected R&D costs or operating expenses, a delay in the reporting of additional results from PARADIGM clinical trial, the timing of expected regulatory and business milestones, risks associated with meeting with the FDA to determine the best path forward following the results from PARADIGM clinical trial, including a delay in any such meeting, a delay in patient enrollment in the planned Phase 3 pivotal ALS trial of PrimeC; the potential for PrimeC to safely and effectively target ALS; preclinical and clinical data for PrimeC; the uncertainty regarding outcomes and the timing of current and future clinical trials; timing for reporting data; the development and commercial potential of any product candidates of the company; the ability to regain compliance with Nasdaq’s continued listing standards; and other risks and uncertainties set forth in NeuroSense’s filings with the Securities and Exchange Commission (SEC). You should not rely on these statements as representing our views in the future. More information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 3, 2024. Forward-looking statements contained in this announcement are made as of this date, and NeuroSense Therapeutics Ltd. undertakes no duty to update such information except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NeuroSense Therapeutics Ltd.

Date: August 28, 2024	By:	/s/ Alon Ben-Noon
Alon Ben-Noon
Chief Executive Officer

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